                                                                     EXHIBIT 4.9

                             1997 AMENDMENT TO THE
              LOGICON, INC. 1990 NON-QUALIFIED STOCK OPTION PLAN

     This Amendment to the Logicon 1990 Non-Qualified Stock Option Plan (formerly the Geodynamics 1990 Non-Qualified Stock Option Plan) (the "Plan"), is intended to reflect the fact that, effective August 5, 1997, Logicon, Inc. became a wholly-owned subsidiary of Northrop Grumman Corporation, pursuant to a transaction in which shares of Logicon stock were exchanged for shares of Northrop Grumman stock, in a ratio as specified in the Merger Agreement executed between the two companies; and that on August 20, 1997, the Board of Directors of Northrop Grumman Corporation approved the offering of Northrop Grumman stock under the Plan. Now therefore, the Plan is amended as follows:

     1. The statement of purpose of the Plan is amended to reflect that the purpose is to encourage ownership of Northrop Grumman Corporation common stock, and to provide an additional incentive for participants to promote the success of Northrop Grumman Corporation.

     2. All references under the Plan to "Geodynamics common stock" or "Logicon common stock" shall hereby be amended to refer to "Northrop Grumman common stock."

     3. The number of shares to be offered in the aggregate and to individuals under the Plan shall be adjusted in accordance with the exchange ratio set forth under the Merger Agreement between Northrop Grumman Corporation and Logicon, Inc., following adjustment from Geodynamics common stock to Logicon, Inc. common stock.

This amendment to be effective as of August 21, 1997, consistent with approval by the Board of Directors of Logicon, Inc.